FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                       of the Securities Exchange Act of
                              --------------------------
                                     1934
                                     ----


                              September 19, 2003

                       Commission File Number 001-14978



                              SMITH & NEPHEW plc
                              (Registrant's name)



                                15 Adam Street
                           London, England WC2N 6LA
             (Address of registrant's principal executive offices)



     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

              Form 20-F    X                  Form 40-F
                        -------                         -------

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

              Yes                             No           X
                        -------                         -------

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

              Yes                             No           X
                        -------                         -------


     [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
                       --------------
1934.]

              Yes                             No           X
                        -------                         -------

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- n/a.
                              --------------      ---


                                                                Total Pages: 4


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                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                     Smith & Nephew plc
                                                     (Registrant)


Date: September 19, 2003                        By:  /s/ Paul Chambers
                                                     ---------------------
                                                     Paul Chambers
                                                     Company Secretary


                                      2


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18 September 2003


The Secretary
London Stock Exchange
RNS
Old Broad Street
London
EC2N 1HP


Dear Sirs,

Dealing by Directors in Ordinary shares of Smith & Nephew plc

We have been notified of the following transactions by Directors of Smith & Nephew plc:

Mr C J O'Donnell:
o Acquired 9 Ordinary shares of 12 2/9 pence each in Smith & Nephew plc, by re-investment of a dividend, paid on 12 September 2003, through an ISA. Each share was purchased at 415.25 pence on 12 September 2003.

o Acquired 349 Ordinary shares of 12 2/9 pence each in Smith & Nephew plc and Mrs. M O'Donnell 182 Ordinary Shares, by re-investment of a dividend, paid on 12 September 2003. Each share was purchased at 415.22 pence on 12 September 2003.

Mr C J O'Donnell now has an interest in 123,543 shares representing 0.013% of the issued share capital.

Mr P Hooley acquired 9 Ordinary shares of 12 2/9 pence each in Smith & Nephew plc, by re-investment of a dividend, paid on 12 September 2003, through an ISA. Each share was purchased at 415.25 pence on 12 September 2003.

Mr P Hooley now has an interest in 129,594 shares representing 0.014% of the issued share capital.

Mrs Diane Eustace (wife of Mr Dudley Eustace) acquired 36 Ordinary shares of 12 2/9 pence each in Smith & Nephew plc, by re-investment of a dividend, paid on 12 September 2003. Each share was purchased at 415.22 pence on 12 September 2003.

Mr Dudley Eustace now has an interest in 50,133 shares representing 0.005% of the issued share capital.

Yours faithfully,


P.R Chambers
Company Secretary

18 September 2003



The Secretary
London Stock Exchange
RNS
Old Broad Street
London
EC2N 1HP



Dear Sirs,

Smith & Nephew plc has been notified today, pursuant to Section 198 of the Companies Act 1985 (as amended), by The Capital Group Companies, Inc, that they have a notifiable interest in 48,499,235 ordinary shares of 12 2/9p each in the Company representing 5.21% of the issued share capital of the Company.

Yours faithfully,




P.R. Chambers
Company Secretary